Exhibit 99.7

NICE and Magnet Forensics Partner to Digitally Transform Police
Case Building and Investigations

Integration of companies’ technologies will enable police agencies to automatically merge digital forensic evidence from Magnet REVIEW with other digital evidence in NICE Investigate to streamline case building

Hoboken, N.J., January 19, 2022 – NICE (Nasdaq: NICE) and Magnet Forensics (TSX: MAGT) today announced a partnership to digitally transform police case building and investigations to accelerate the pursuit of justice.  The integration of NICE Investigate and Magnet REVIEW will enable police agencies to automatically merge digital forensic evidence from Magnet REVIEW with other digital evidence sources in NICE Investigate to streamline case building and investigations.

As a one-stop solution for managing digital evidence and investigations, NICE Investigate improves operational efficiency by enabling investigators to collect, analyze and share digital evidence through a single login. NICE Investigate automatically pulls evidence into electronic case folders from Records Management, CAD (Computer Aided Dispatch), body-worn video, mobile apps and other core systems. When investigators log into NICE Investigate, their evidence is waiting. With the additional integration of Magnet REVIEW, investigators will receive automated alerts when additional forensic evidence becomes available.

Chris Wooten, Executive Vice President, NICE, commented, “We’re excited to partner with Magnet Forensics. Our partnership will create seamless workflows and efficiencies for investigators and further simplify the digital evidence review process across more data types. Now, police departments will be able to review all evidence, connected in one place, to accelerate case building, and get to the truth faster.”

Adam Belsher, Chief Executive Officer, Magnet Forensics, said, “Police agencies are burdened with an overwhelming volume of digital evidence from a variety of sources, which require their own specialized investigative tools and highly trained specialists. It’s slowing down their investigations and compromising justice. We’re partnering with NICE because we’re both committed to making our digital investigation solutions interoperable so that investigators can consolidate critical digital evidence and leverage analytics tools to complete their cases in a more timely and effective fashion.”

Magnet REVIEW is a cloud-based, collaborative and secure digital forensic review platform that enables investigators to access and examine digital forensic evidence and associated metadata acquired through a variety of digital forensic tools (from sources such as smartphones, computers, and IoT devices). Through the integration of Magnet REVIEW and Evidencentral’s NICE Investigate, forensic evidence from Magnet REVIEW will be pulled into NICE Investigate case folders through a seamless, automated, electronic process, where it can be consolidated and cohesively analyzed alongside other types of digital evidence, using analytical tools.

As both solutions leverage Microsoft Azure, agencies will also be able to leverage the cloud to facilitate remote work and collaboration, scale to handle heavier caseloads, better safeguard and manage growing digital evidence, reduce infrastructure and overhead costs, and improve security and resiliency.

“This collaboration between NICE and Magnet Forensics enables public safety organizations to use the power of the cloud to improve digital evidence review processes,” added Kirk Arthur, Microsoft’s Sr. Director of Worldwide Public Safety & Justice. “This is the future of digital evidence management and processing, especially for law enforcement agencies who can now leverage these technologies together to reduce case backlogs and accelerate investigations, while also benefitting from the security and scalability of the trusted Microsoft Azure cloud.”

Under the partnership, Magnet Forensics is also joining NICE’s Evidencentral Marketplace. The Evidencentral Marketplace is the first open digital evidence management ecosystem created specifically for Public Safety and Criminal Justice agencies.

For more information on NICE Investigate, click here to visit the NICE website.   Technology companies wishing to join the Evidencentral Marketplace can learn more and inquire at www.Evidencentral.com. More information can also be obtained by emailing PSInfo@NICE.com. For more information on Magnet REVIEW, please click here

About Magnet Forensics
Founded in 2010, Magnet Forensics is a developer of digital investigation software that acquires, analyzes, reports on, and manages evidence from digital sources, including computers, mobile devices, IoT devices and cloud services. Magnet Forensics’ software is used by more than 4,000 public and private sector customers in over 90 countries and helps investigators fight crime, protect assets and guard national security.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate, NICE Justice and E-Request) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.